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                                                           HAYNES AND BOONE, LLP

October 24, 2000




VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549-1004
Attn: Mr. Edward Kelly, Senior Counsel

OBJECTSPACE, INC.
CIK: 0001065663
Commission File No. 333-33884: Application for Withdrawal
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Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the referenced registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-33884 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on April 3, 2000; Amendment No. 1 was filed with the Commission on April 28, 2000; and Amendment No. 2 was filed with the Commission on August 14, 2000. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 7,500,000 shares1 of its Common Stock, $0.01 par value per share (the "Shares"), for issuance to the public, at a proposed maximum offering price per Share of $11.00, with a proposed maximum aggregate offering price of $115,000,000. The Shares were being offered by Donaldson, Lufkin & Jenrette, Bear, Stearns & Co., Inc., Dain Rauscher Wessels, UBS Warburg LLC, and DLJdirect Inc., as representatives for the several underwriters. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the

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     1     The underwriters have an option to purchase up to 1,125,000 additional shares of common stock from the company to cover over-allotments.

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                                                           HAYNES AND BOONE, LLP

October 24, 2000
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Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been sold under the Registration Statement and no activity in pursuit of the subject offering has been taken since August 14, 2000. Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Gregory R. Samuel or Garrett A. DeVries at Haynes and Boone, LLP, legal counsel to the Registrant in connection with the Registration Statement, at (214) 651-5000.

Sincerely,


/s/ Gregory R. Samuel
Gregory R. Samuel
HAYNES AND BOONE, LLP
Attorneys for
OBJECTSPACE, INC.